Management Discussion and Analysis

The following discussion and analysis by management of the 3rd Quarter 2005 financial condition and financial results for Noble House Entertainment Inc. (previously known as First Empire Corporation Inc.). (“Noble House” or “the Company”) should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended March 31, 2004, the unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended September 30, 2004, the unaudited Consolidated Financial Statements for the six months ended December 31, 2004 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2004. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada.

This management's discussion and analysis is prepared by management as at May 20, 2005. The Company’s auditors have not reviewed it.

Forward Looking Statement

All statements, other than statements of historical facts, included in this report, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects", “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct.

Purpose and Mission

The Company’s major focus is to engage in the development, production, manufacture and distribution of commercial entertainment materials in all formats.

Through its wholly owned subsidiary, Noble House Fim & Television Inc., the Company seeks to develop and distribute commercially the film properties that it has recently acquired and to undertake new projects in joint venture or co-ownership with others.  The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Overview of the quarter ended March 31, 2005

The following were the major activities during the quarter under review:

1.

On January 21, 2005, the Company’s wholly owned subsidiary, First Empire Music Corp changed its name to Noble House Film & Television Inc. ( NHFT)

2.

NHFT became the operating arm of the Company. All film assets acquired in November 2004 from Noble House production Inc. were transferred to NHFT and Mr. Damian Lee who was appointed a director and chief executive officer of the company in December 2004 took the charge of NHFT as president and brought in his team of consultants with considerable experience and contacts in the movie industry.

3.

NHFT began working on various projects. A summary of major initiatives that began in March 2005 is given below.

4.

NHFT developed a web site – www.nhentertainment.com  which provides details of the current projects.

Projects Update

1.  NHFT has established a relationship with Los Angeles-based producer Alexander Tabrizi.  This relationship brings with it a number of projects with performer attachments that would benefit from relocating to Canada and utilizing the Canadian labour rebates in their financing formula.  Included among the array of projects currently anticipated to be produced through this relationship are SONNY LISTON (with Ving Rhames attached to star; written by Shane Salerno (ARMAGGEDON); INTO A FAR COUNTRY (with Joseph Fiennes attached to star); MARBLE CITY (with DMX attached to star) and THUGLIFE (with Freddy Prinz Jr. attached to star).

2.  FORGIVEN:  NHFT is casting out the lead role of John Hebron.  Tabrizi has read the script and will help NHFT to cast the main roles (their talent contacts are very strong).  Still slated for a November shoot.  Due to the fluidity of the business, however, it may get pushed to the start of the next year if INTO A FAR COUNTRY or MARBLE CITY goes during this time frame.   Sandra Oh is attached to this project.  NHFT is also reaching out to Christopher Plummer.

3.  KING OF SORROW:  This project will shoot in July of 2005.  Financing for the production is currently being closed.

4.  SCRAP SOCIETY:  This project will shoot in the September/October window of 2005.  Financing for this production is currently being closed.

5.  NIPPLES & BLINKY:  Animated series, being developed in conjunction with Dreamvision Entertainment, that is moving forward toward the script stage.

6.  STATUS QUO:  Development agreement with Big Uncle Entertainment.  As part of the agreement, Big Uncle Entertainment will forward $3000 a month (for up to ten months) toward the development costs of this film.

7.  DALI:  Development agreement with Simon Williams In Trust.  As part of this agreement, Simon Williams In Trust will forward $1500 a month (for up to ten months) toward the development costs of this film.

8.  UNTITLED DEA SERIES:  The company has received an acceptance in principal and a letter of interest – pending an executed agreement – from the U.S. based Drug Enforcement Administration (DEA) in regards to developing and producing a television series based upon the agency’s case files and utilizing its brand name and images.

8.  TELEFILM DEVELOPMENT FINANCING:  Applications have been submitted to Telefilm for development financing on FORGIVEN (packaging stage) and CHOPIN.  The applications are currently pending and a response from Telefilm is anticipated shortly.

9.  COPPER MOUNTAIN DISTRIBUTION:  Cinemavault is interested in distribution COPPER MOUNTAIN internationally.  NHFT is preparing elements to send to them.  This organization has a very good presence internationally.  The relationship will benefit NHFT financially in the medium term.

Consolidated Results Summary

Quarter ended March 31	2005	2004

Income	-	-
Expenses	38,282	31877

Net Loss for year	(38,282)	(31,877)

Income

The Company had no revenue for the quarters ended March 31, 2005 and 2004 since its operations have just begun under the new business strategy and its existing activities failed to generate any revenue

Expenses

Operating Expenses

Consulting -

Consulting fee for the quarter ended March 31, 2005 was $24,700 – 65% of the total expenses. These fees were paid to consultants at NHFT, which became fully operational during the quarter.

During the same quarter of 2004, the Company incurred a consulting fee of $22,100.  The majority of the fee - $19,937 - was paid to a shareholder corporation, Snapper Inc., under a consulting agreement. This agreement was canceled effective April 1, 2004.

Professional fees –

There were no professional fees during the quarter ended March 31, 2005.

Professional fee incurred during the quarter ended March 31, 2004 were $7,374 and consisted of fee of $5,000 charged by a director for financial services and the balance of $2,374 charged by a shareholder corporation, Current Capital Corp., for accounting services provided under the expense sharing agreement.

Shareholder information costs -

Shareholder information costs comprise filing fees and shareholder meeting and mailings. During the quarter ended March 31, 2005,  total shareholder information costs were $5,035 compared to $41 during the same quarter in 2004.

The major costs in 2005 quarter comprised $2,000 fee paid to Canadian National Quotation Systems Inc. ( CNQ)  towards a listing application for the Company and $3,156  (US$2,525) paid to a market maker in the USA to apply for a listing on Over The Counter Bulletin Board of NASDAQ. Subsequently, on April 27, 2005, the Company’s application was accepted by NASDAQ and the Company’s shares are now listed on OTCBB under the trading symbol NHSEF. The Company has for now discontinued pursuing CNQ listing application.

Other operating costs -

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in 2005 quarter were $8,547 compared to  $2,352  for the 2004 quarter.

The major increase in 2005 quarter was mainly due to additional operational costs of NHFT whose office is at another location. Operational costs for this office during the quarter were $5,449 which included rent of $2,600. The balance of the costs  comprised expenses recharged to the corporate office by Current Capital Corp., under an expense sharing agreement  for sharing their premises.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at March 31, 2005, the Company had a working capital deficit of $121,236 and cash on hand of  $5,257.

The Company relies principally on borrowings from its shareholders for its operational needs. The Company however hopes that its current measures may enable it to raise future funding through equity.

Operating Cash Flow

For the quarter ended March 31, 2005, net cash outflows of $40,521 were met from the cash inflows of $45,229 resulting in a positive cash flow of $4,708, which when added to $549 cash balance from the previous quarter end resulted in an ending cash position of $5,247. The cash inflows were a result of funds provided by the shareholders. The cash outflows related to general and administrative costs of 39,629 and a capital expenditure of $892.

Financing Activities

The major financing activity during the quarter ended March 30, 2005 comprised advances from the shareholders of $45,229.

Transactions with Related Parties

All transactions with related parties were entered on an arms' length basis. Details of these transactions are given in Note 8 to the interim consolidated financial statements for the nine months ended March 31, 2005.

Critical Accounting Estimates

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are disclosed in Note 3 to the consolidated financial statements for the fiscal 2004. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended March 31, 2005. However, two new accounting policies were adopted following acquisition of film properties and purchase of a capital asset respectively. The new policies address the accounting principles followed  with respect to the investments in films and television programmes and accounting and amortisation of a capital expenditure respectively  as more fully explained in Note 3 of the Interim financial statements for the nine months ended March 31, 2005.

Risks and Uncertainties

Please refer to the Management discussion and analysis for the fiscal 2004 for detailed information as the economic and industry factors are substantially unchanged.

Subsequent events

The following was the major event that happened subsequent to March 31, 2005:

On April 27, 2005, NASDAQ accepted the Company’s application for a listing on the Over The Counter Bulletin Board ( OTCBB) and assigned a trading symbol of NHSEF to its common share.

Outlook

The Company believes that the acquisition of entertainment assets and joining of Mr. Damian Lee and his production team lend strong credibility to the Company’s efforts at meeting its objectives and developing a successful and profitable business. The team led by Damian Lee has already taken several initiatives towards development and distribution of films as explained earlier.

The above factor combined with the recent listing of its common shares on OTCBB of NASDAQ will enable the Company to raise equity capital through private placement.

The funds so raised will be used in producing commercial films from the acquired scripts.

Additional information, including the Company’s audited financials for the fiscal 2004, Management Discussion and Analysis for the fiscal 2004 and registration Statement in the Form 20-F annual report is available on SEDAR at www.sedar.com and on EDGAR at www.edgar.com